UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Inventure Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class Securities)

461214108

 (CUSIP Number)

February 20, 2007

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 461214108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. 6. 7. 8.	Sole Voting Power 2,141,352* Shared Voting Power 0 Sole Dispositive Power 2,141,352* Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,352*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
11.0%*
12.	Type of Reporting Person (See Instructions) HC/IN

* Based on information set forth in the Form 10-Q of The Inventure Group, Inc. (the “Company”) for the quarter ending September 30, 2006 as filed with the Securities and Exchange Commission on November 13, 2006, there were 19,505,400 shares of common stock, par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of September 30, 2006. As of February 20, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Funds") own in the aggregate 2,141,352 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of the Funds. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole managing member of BCA. As a result, Mr. Becker possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Becker is deemed to beneficially own 2,141,352 Shares, or approximately 11.0% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Becker’s interest in the Shares is limited to his pecuniary interest, if any, in the Funds. THIS SCHEDULE 13G (AMENDMENT NO. 3) SETS FORTH THAT ONLY MR. STEVEN R. BECKER IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN. THIS SCHEDULE 13G (AMENDMENT NO. 3) AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (AS PREVIOUSLY AMENDED, THE "PRIOR 13G") AND REPORTS THAT ONLY MR. BECKER IS THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13G.

Item 1.

(a)	Name of Issuer: The Inventure Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 5050 N. 40th Street, Suite 300 Phoenix, AZ 85018

Item 2.

(a)	Name of Person Filing: Steven R. Becker

(b)	Address of Principal Business Office or, if none, Residence 300 Crescent Court, Suite 1111 Dallas, TX 75201

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Shares”)

(e)	CUSIP Number: 461214108.

Item 3.	Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 2,141,352*

(b)	Percent of class: 11.0*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,141,352*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,141,352*

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

* SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Funds") own in the aggregate 2,141,352 shares of common stock, par value $0.01 per share (the “Shares”), of The Inventure Group, Inc. (the “Company”). SRB Management, L.P. (“SRB Management”) is the general partner of the Funds. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole managing member of BCA. As a result, Mr. Becker possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Becker is deemed to beneficially own 2,141,352 Shares, or approximately 11.0% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Becker’s interest in the Shares is limited to his pecuniary interest, if any, in the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2007
Date

/s/ Steven R. Becker
Signature

Steven R. Becker
Name/Title